UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 29, 2017, regarding the Sale of Real Estate.

Istanbul, November 29, 2017

Announcement Regarding the Sale of Real Estate

At our Board of Directors’ meeting dated November 29th, 2017, the following was resolved with the full participation and unanimous votes of the independent members;

●
for a better utilization of our assets within the scope of structuring within the group; to sell 20 real estate owned by our Company, details of which are listed in the enclosed table, to Turkcell Gayrimenkul Hizmetleri A.Ş., an indirectly wholly-owned subsidiary, in return for a total of TRY 387,824,500, determined as a result of the valuations conducted by licensed valuation companies in accordance with capital market legislation;

●
to assess that the respective sales transactions are not classified as “Significant Transaction” for reason that the thresholds given below as per Article 5 and 6 of the “Communiqué on Common Principles Regarding Significant Transactions and The Retirement Right” numbered II-23.1 of Capital Markets Board are not exceeded;

o
the ratio of transaction value to the total of the assets in the financial statements most recently announced to the public (Consolidated financial statements as of September 30, 2017): transaction value is TRY 387,824,500, the total assets is TRY 32,321,873,000; 1.2%.

o
the ratio of transaction value to the value of the company based on the mathematical average of the daily weighted average prices for the  6 months prior to the date of the Board of directors’ resolution: value of the company based on the mathematical average of the daily weighted average prices for the 6 months prior to the date of the Board of Directors’ resolution, which is November 29th, 2017, is TRY 27,579,664,252 and the transaction value is TRY 387,824,500; 1.4%

Nature of Non-Current Asset Sold	:	Details for 20 real estate which are subject to sale are listed in the enclosed table

Location and Area of Non-current Asset Sold	:	Details for 20 real estate which are subject to sale are listed in the enclosed table

Board Decision Date for Sale	:	29/11/2017

Were Majority of Independent Board Members’ Approved the Board Decision for Sale?	:	Yes

Total Sales Value	:	TRY 387,824,500

Ratio of Transaction Amount to Value of Company Based on the Mathematical Weighted Average on a Daily Basis, Six Months Prior to Date of Board Decision (%)	:	1.4%

Ratio of Sales Price to Paid-in Capital of Company (%)	:	17.6%

Ratio of Sales Value to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	1.2%

Ratio of Sales Value to Total Net Non-current Assets in Latest Disclosed Financial Statements of Company (%)	:	4.4%

Ratio of Value of Non-current Asset to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.3%

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	2.7%

Sales Conditions	:	Not determined

Date on which the Transaction was/will be Completed	:	Until 31/12/2017

Aim of Sale and Effects on Company Operations	:	We aim for a better utilization of our assets within the scope of structuring within the group. The sale of these abovementioned real estate has no negative impact on our core operations.

Profit / Loss Arised After Sale of Non-Current Asset	:	-

How will Sales Profit be Used if Exists?	:	Exempted amount will be booked to a special fund account on the balance sheet and will not be distributed as dividend within five years period following the sales date.

Board Decision Date for Use of Sales Profit if Exists	:	-

Counter Party	:	Turkcell Gayrimenkul Hizmetleri A.Ş.

Is Counter Party a Related Party According to CMB Regulations?	:	Yes

Nature of Relation with Counter Party	:	Indirectly wholly-owned subsidiary of our company

Agreement Signing Date if Exists	:	-

Exercise Price of Retirement Right Relating to Significant Transaction	:	-

Value Determination Method of Non-Current Asset	:	Details for 20 real estate subject to sale are listed in the enclosed table.

Did Valuation Report be Prepared?	:	Yes

Reason for not Preparing Valuation Report if it was not Prepared	:	-

Date and Number of Valuation Report	:	Details for 20 real estate subject to sale are listed in the enclosed table.

Title of Valuation Company Prepared Report	:	Details for 20 real estate subject to sale are listed in the enclosed table.

Value Determined in Valuation Report if Exists	:	Value for each respective 20 real estate subject to sale are listed in the enclosed table. The total is TRY 387,824,500.

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	Performed in accordance with valuation reports.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Non-Current Assets Subject to Sale	Nature	Location and Area of Non-current Asset Sold	Valuation Method	Title of Valuation Company	Valuation Report Date and Number	Value Determined in Valuation Report	Sale Price
1	ADANA PLAZA	Adana Province, Seyhan District, İstiklal Quarter, Section no 8441, Parcel No 1, 2.697 m2 Surface, 4.659 m2 Closed Area	Market Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date:10/11/2017 Number: 2017TRCELL319	TRY 8,500,000	TRY 8,500,000
2	ANKARA PLAZA	Ankara Province, Çankaya District, Lodumu Quarter, Section no 13870, Parcel No 1, 35.360 m2 Surface, 11.279 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 21/11/2017 Number: 2017TRCELL320	TRY 126,000,000	TRY 137.652.500
			Cost Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/11/2017 Number: 2017B331	TRY 149,305,000
3	ANTALYA PLAZA	Antalya Province, Merkez District, Kızıltoprak Quarter, Section no 6496, Parcel No 13, 1.605 m2 Surface, 2.184 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 10/11/2017 Number: 2017TRCELL321	TRY 4,300,000	TRY 4,300,000
4	AYDIN OMC	Aydın Province, Merkez District, Ata Village, Zincirlikuyu Location, Section no 5924, Parcel No 7, 2.008 m2 Surface, 1.662 m2 Closed Area	Cost Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/1172017 Number: 2017REVC258	TRY 1,685,000	TRY 1,685,000
5	BALIKESİR OMC	Balıkesir Province, Merkez District, 2. Çay Quarter., Plot 21J - I, Section no 6904, Parcel No 23, 1.138 m2 Surface, 1.518 m2 Closed Area	Cost Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/11/2017 Number: 2017REV788	TRY 3,112,000	TRY 3,112,000
6	BURSA PLAZA	Bursa Province, Nilüfer District, Minareli Çavuş Quarter., Plot H21C05A4B, Section no 1472, Parcel No 8, 2.255 m2 Surface, 2.244 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 06/11/2017 Number: 2017TRCELL322	TRY 5,700,000	TRY 5,700,000

7	DENİZLİ OMC	Denizli Province, Kayaköy Quarter, Plot M22a17d1b, Section no 209, Parcel No 16, 4.076 m2 Surface, 2.352 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 27/11/2017 Number: 2017TRCELL351	TRY 4,150,000	TRY 4,150,000
8	DİYARBAKIR PLAZA	Diyarbakır Province, Kayapınar Village, Parcel No 6690, 7.209 m2 Surface, 3.844 m2 Closed Area	Market Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 09/11/2017 Number: 2017TRCELL323	TRY 13,350,000	TRY 13,350,000
9	ERZURUM PLAZA	Erzurum Province, Merkez District, Gezköyü Village, Plot 20, Parcel No 4363, 9.989 m2 Surface, 1.255 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 20/11/2017 Number: 2017TRCELL324	TRY 3,000,000	TRY 3,000,000
10	MAHMUT BEY OMC	İstanbul Province, Bağcılar District, Mahmutbey Village, Plot 246DS3A, Section no 1791 , Parcel No 14, 1.708 m2 Surface, 2.432 m2 Closed Area	Cost Approach	VERA GAYRİMENKUL DEĞ. A.Ş.	Date: 27/11/2017 Number: 2017_ÖZ_1178	TRY 9,900,000	TRY 9,900,000
11	DAVUTPAŞA PLAZA	İstanbul Province, Zeytinburnu District, Merkezefendi Quarter, Davutpaşa Location, Plot 498, Section no 2943, Parcel No 14, 3.614 m2 Surface, 7.123 m2 Closed Area	Cost Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/11/2017 Number: 2017REV854	TRY 30,320,000	TRY 30,320,000
12	MALTEPE PLAZA	İstanbul Province, Kartal District, Soğanlık Quarter, Yeldeğirmeni Location, Plot 139, Section no 10295, Parcel No 12, 5.892 m2 Surface, 12.625 m2 Closed Area	Market Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/11/2017 Number: 2017REV789	TRY 61,810,000	TRY 61,810,000

13	KARTAL PLAZA	İstanbul Province, Kartal District, Yakacık Quarter, Yalnız Selvi Location, Plot 111, Section no 957, Parcel No 36, 5.759 m2 Surface, 12.460 m2 Closed (Current) Area	Market Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 10/11/2017 Number: 2017TRCELL325	TRY 32,000,000	TRY 32,000,000
14	İZMİR PLAZA	İzmir Province, Bornova District, Kazımdirik Quarter, Plot 65, Section no 358, Parcel No 219, 10.097 m2 Surface,14.000 m2 Closed Area	Cost Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/11/2017 Number: 2017REVC259	TRY 52,110,000	TRY 52,110,000
15	İZMİT OMC	Kocaeli Province, İzmit District, Mehmetali Paşa, Plot 190Ib, Section no 3081, Parcel No 4, 1.710 m2 Surface,1.101 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 16/11/2017 Number: 2017TRCELL326	TRY 3,000,000	TRY 3,000,000
16	KONYA OMC	Konya Province, Selçuklu District, Dikilitaş Quarter, Plot 22M3, Section no 13207, Parcel No 550, 4.187 m2 Surface, 936 m2 Closed Area	Market Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 20/11/2017 Number: 2017TRCELL327	TRY 1,600,000	TRY 1,600,000
17	BODRUM OMC	Muğla Province, Bodrum District, Konacık Quarter, Açıkkırlar Location, Plot N18ci8c3d, Section no 362 , Parcel No 4, 1.578 m2 Surface, 1.496 m2 Closed Area	Cost Approach	TSKB GAYRİMENKUL DEĞ. A.Ş.	Date: 24/11/2017 Number: 2017REVC260	TRY 2,285,000	TRY 2,285,000
18	MUĞLA OMC	Muğla Province, Merkez District, Muslihittin Quarter, Bademlik Location, Plot 47/8, Section no 1053, Parcel No 6,2.400 m2 Surface, 1.900 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 17/11/2017 Number: 2017TRCELL328	TRY 4,750,000	TRY 4,750,000

19	SAMSUN PLAZA	Samsun Province, Merkez District, Atakum Quarter, Parcel No F36B16A3B, Section no 132, Parcel No 7, 1.770 m2 Surface, 3.430 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 20/11/2017 Number: 2017TRCELL329	TRY 5,000,000	TRY 5,000,000
20	TRABZON PLAZA	Trabzon Province, Çukurçayır District, Section no 174 Parcel No 19, 5.104 m2 Surface, 1.852 m2 Closed Area	Cost Approach	PRIME GAYRİMENKUL DEĞ. A.Ş.	Date: 10/11/2017 Number: 2017TRCELL330	TRY 3,600,000	TRY 3,600,000
TOPLAM						TRY 387,824,500	TRY 387,824,500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2017	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2017	By:	/s/Bulent Aksu
		Name:	Bulent Aksu
		Title:	Finance Executive Vice President